COMMISSION FILE NUMBER 1-2257

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D

☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Trans-Lux Corporation

Full Name of Registrant

Not applicable

Former Name if Applicable

115 East 34th Street, #1900

Address of Principal Executive Office (Street and Number)

New York, NY 10156

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Trans-Lux Corporation (the “Registrant”) is unable to file its report on Form 10-K for the year ending December 31, 2024 within the prescribed time period because our Independent Registered Public Accounting Firm has not yet commenced working on the audit of our December 31, 2024 financial statements. As a result of temporary cash flow issues, the Registrant was unable to pay our Independent Registered Public Accounting Firm in a timely manner for the work they performed in connection with the Reviews of interim financial statements included in Form 10-Qs filed in 2024. Our Independent Registered Public Accounting Firm advised us they would not start work on the audit of the financial statements at December 31, 2024 until fees for services relating to the Form 10-Qs have been paid. The Registrant expects to pay those fees soon and that the audit will commence. The Registrant will file its Form 10-K as soon as possible upon the completion of the audit of the financial statements. However, it will not be within the fifteenth calendar day pursuant to Rule 12b-25(b) of the Exchange Act.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Todd Dupee	(203)	604-9983
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the results of operations for the year ended December 31, 2024 will reflect a decrease in revenues of $2.7 million, a decrease in cost of revenues of $3.1 million, an increase in gross income of $367,000 and a decrease in net loss of $601,000. The results of operations for the year ended December 31, 2024 are expected to reflect a gain on foreign currency remeasurement of $192,000 as compared to the results of operations for the year ended December 31, 2023 which reflected a loss on foreign currency remeasurement of $60,000. The consolidated results of operations are not expected to reflect any other significant changes.

Trans-Lux Corporation

___________________________________________

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

April 1, 2025

By:	/s/ Todd Dupee
Todd Dupee
Senior Vice President and
Chief Accounting Officer

INSTRUCTION: The form may be signed by executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal

Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT

April 1, 2025

Re: Trans-Lux Corporation Form 12b-25 Notification of Late Filing

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Trans-Lux Corporation on April 1, 2025, which contains notification of the registrant’s inability to file its Form 10-K by March 31, 2025. We have read the Company’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the Company’s consolidated financial statements as of and for the year ended December 31, 2024, to be included in its Form 10-K.

Very Truly Yours,

Marcum LLP